

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 15, 2024

Matthew Steele
Chief Executive Officer
Battalion Oil Corporation
Two Memorial City Plaza
820 Gessner Road, Suite 1100
Houston, Texas 77024

> **Re: Battalion Oil Corporation**
> **Schedule 13E-3/A filed October 11, 2024**
> **File No. 005-79873**
> **PRER14A filed October 11, 2024**
> **File No. 001-35467**

Dear Matthew Steele:

We have reviewed your filing and have the following comment.

Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Schedule 13E-3/A filed October 11, 2024; PRER14A filed October 11, 2024

General

1.   We note your disclosure that Parent has entered into binding subscription agreements with Metamorphic Fury LLC, Bralina Group, LLC and The Runnels Family Trust TDT January 11, 2000 providing commitments for the entire amount of the Parent Common Equity Investments. If such entities are affiliated with the filers of the Schedule 13E-3 (or any person specified in Instruction C to the schedule), please disclose such relationship. For example, Bralina Group, LLC appears to be related to Mr. Mirman. In this respect, the Schedule 13D/A filed on March 30, 2018, by Mr. Mirman, regarding Lilis Energy, Inc., states that "Mr. Mirman has shared voting and dispositive power over the securities held by The Bralina Group, LLC with Susan Mirman." Refer to Item 1007(a) of Regulation M-A and Item 1011(c) of Regulation M-A.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Blake Grady at 202-551-8573.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions